FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, November 26, 2013

Ger. Gen. N° 161/2013

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador Bernando O’Higgins 1449

Santiago, CHILE

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 of the Securities Market Law 18,045, the provisions of General Rule No. 30 of the Superintendence, duly authorized and on behalf of Enersis S.A. (the “Company”), I hereby inform you as a Significant Event, that the Board of Directors of Enersis S.A., at its meeting held today, agreed by unanimously vote to distribute on January 31,2014, an interim dividend of Ch$ 1.42964 per share, attributable to 2013 fiscal period, corresponding to 15% of liquid net income as of September 30, 2013, in accordance with the Company’s dividend policy.

In addition, as provided for in Resolution N° 660/86 issued by the Superintendence, I hereby attach two Forms, containing information regarding the Definitive Dividend No. 88.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:     Bolsa de Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information:YES	0.02 Date: 11/ 26 / 2013 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax N°:94.271.000-3	1.02 Date: 11/ 26 / 2013 (month/day/year)
1.03 Company:ENERSIS S.A.
1.04 Securities Registry N°:0175	1.05 Affected series:Unique .
1.06 Ticker local Exchange:ENERSIS	1.07 Individualization movement: 88

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 11/ 26 / 2013 (month/day/year)
2.02 Agreement Settlement:3 . (1: General Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board Meeting)
2.03 Amount of the dividend:70,185,091,950	2.04 Type of currency: Ch $ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares:49,092,772,762	3.02 Closing Date: 01/25 / 2014 (month/day/year)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:1.   (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 09/30/13  (month/day/year)

4.03 Type of payment:1  (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash:__ 1.42964/share 5.03 Payment Date: 01/31/ 2014 (month/day/year)	5.02 Type of currency: Ch $ --.

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Started Date: __/___/__(month/day/year)

6.02 Expiration Option Date: __/__/__(month/day/year)

6.03 Date of the distribution of shares : __/__/__(month/day/year)

6.04 Series to choose: __________(Only if the option is based on shares of own issuance)

6.05 Shares post movement: _________(Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer: __________(Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange: __________

6.08 Factor of shares: __________shares to be received by one share with rights

6.09 Share price:__________/Share 6.10 Type of currency: Ch$__________

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2013 Net Income and corresponds to 15 % of the liquid net income for the first nine months of 2013, and jointly, wich corresponds to the Interim Dividend agreed in the Dividend Policy regarding 2013 period.

Hour, Place and Payment procedures:   For shareholders that have given their corresponding authorization, the dividend will be transferred into their bank account or savings account. For shareholders that have asked for payment by mail, the dividend will be delivered by bank check to the shareholders’ address posted in the Shareholders Registration. For shareholders who collectdividends directly, they should do so on banks working days beginning on January 31, 2014, at the offices of DCV Registros S.A., in its capacity as administrator of the Shareholders’ Register of Enersis S.A. or in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 A.M. to 2:00 P.M.. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were rejected during the verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on January 15, 2014.

Type of Entity: Publicly Held Limited Liability Stock Company

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                     .

NAME OF THE LEGAL REPRESENTATIVE : IGNACIO ANTOÑANZAS A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 29, 2013